United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


April 19, 2006

Re:	Comments on Form 10-KSB for the Year Ended December 31,
2004
	Form 10-QSB for the Quarters Ended March 31, 2005,
	June 30, 2005, and September 30, 2005
	File No. 000-24897


SurgiLight, Inc. response to SEC comment letter dated February
13, 2006 (to be filed on Edgar Thursday, April 27, 2006 as
Correspondence submittal).


RESPONSE IN SUMMARY:

The Company agrees that several of the SEC comments provide appropriate guidance and result in additional or revised disclosures that make the Company's financial statement presentation more meaningful. To that extent, many revisions have already been included in the Company's most recent filing. However, the Company believes that in the aggregate, the comments contained in this letter do not rise to the level of requiring the Company to revise its past filings and will use its best efforts to ensure all subsequent filings take all applicable comments into consideration.


Form 10-KSB for the Year Ended December 31, 2004

General

1.	Please incorporate your responses to comments 1, 4, 9, 10
and 13 contained in your correspondence dated January 30, 2006 to us in your 2005 Form 10-KSB. We may have further comments after review of your 2005 Form 10-KSB.

RESPONSE:

SurgiLight agrees to incorporate the above referenced disclosures. Where appropriate, reclassifications were made to the 2004 financial statements to conform with the 2005 presentation.


Item 6.  Management's Discussion and Analysis of Financial
Condition and Results of Operations

Critical Accounting Policies

2.	Please refer to prior comment 4 in our letter dated July
22, 2005. You state that adjustments to the carrying value of your inventories for excess and obsolete items are based in part, on your estimate of demand for the next twelve months. You further state that such estimate is based on your historical experience and consideration of relevant factors. Based on your response letter dated January 30, 2006 to us, you state sales quotas in your distributor contracts have not been met. Also, we note that sales for the nine months ended September 30, 2005 were $139,000. We understand that you have not received FDA approval to sell your equipment in the United Sates and in European markets you received your CE mark in mid-2005. In light of these factors, please expand your critical accounting policy to include a more robust discussion of this methodology used by management to evaluate your inventory for excess and obsolete items since you state that past sales are not an accurate projection of current or future sales.

RESPONSE:

2(a) - The following has been revised in Item 6 under Risk
Factors:

If We Cannot Adapt To Technological Advances, Our Products May
Become Technologically Obsolete And Our Product Sales Could
Significantly Decline

The markets in which our medical products compete are subject to rapid technological change as well as the potential development of alternative surgical techniques or new pharmaceutical products. These changes could render our products uncompetitive or obsolete. We will be required to invest in research and development to attempt to maintain and enhance our existing products and develop new products. We do not know if our research and development efforts will result in the introduction of new products or product improvements.

However, at the present time, our inventory consists primarily of the lasers and other equipment purchased from Premier. It is our belief that both the book value transferred and the current market value of the inventory has not undergone obsolescence as the inventory continues to meet the criteria established to perform the surgical routines that comprise our business focus and market. However, we only have enough inventory on hand to sustain operations for an estimated two to three years. After such time, we will need to reevaluate the existing technology and may need to alter its operations to remain competitive in the industry.

2(b) - The following has been revised under Note 1: The Company and Significant Accounting Policies

Going Concern Risk and Management Plan

Liquidity and Capital Resources - As of December 31, 2005, we had a cash balance of $89,551 and a working capital deficit of $(3,076,348) as compared to a cash balance of $2,815 and a working capital deficit of $(3,449,964) at December 31, 2004.
The Company had a positive $495,792 in cash flow from operating activities during 2004 and paid down $388,576, net, of its outstanding debt.

The Company's future capital requirements will depend on many factors: the scope and results of pre-clinical studies and pre-clinical trials, the cost and timing of regulatory approvals, research and development activities, establishment of manufacturing capacity, and the establishment of the marketing and sales organizations and other relationships, acquisitions or divestitures, which may either involve cash infusions or require additional cash. There is no guarantee that without additional revenue or financing, the Company will be able to meet its future working capital needs. In addition, without the required regulatory approvals, the value of the Company's inventory could become impaired.

2(c.) - The following has been revised under Note 1(g):
Inventory

Inventory, which consists primarily of laser systems parts and components purchased, is stated at the lower of cost or market. Cost is determined using the specific identification method. The Company has sold its presbyopia laser systems for prices in excess of carrying amounts and anticipates continuing to do so. It is the Company's belief that both the book value transferred and the current market value of the inventory has not undergone obsolescence as the inventory continues to meet the criteria established to perform the surgical routines that comprise its business focus and market. The financial statements do not purport to show the realizable value of the inventory or any of the Company's assets on a liquidation basis or their availability to satisfy liabilities.

2(d) - The following has been revised under Item 1: Sales and Marketing

The Company is currently in a Phase II clinical trial in the U.S. and is able to market the OptiVision to those countries that recognize the CE Mark which includes the EU and many other countries throughout the world. The Company anticipates its trials in the US expanding from the current two (2) sites to eight (8) sites in the near future. The Company is currently focusing and will continue to focus its markets and sales activities in those countries that recognize the CE Mark. These activities include lectures, surgical demonstrations, patient examinations and hands-on training. These courses should incur minimal cost to the Company, but should generate leads for sales, clinical sites, as well as training our clinical doctors.

As a matter of practice, the Company refers both to sales quotas in our distributor contracts and to our own sales projections for other geographic territories when projecting current and future sales and related inventory consumption. In reality, the Company has had difficulty meeting sales projections because current distributors have not met the established sale quotas and developing new markets has taken longer than anticipated, both from regulatory and economic perspectives. Additionally, past sales are not an accurate projection of current or future sales in the medical device or medical laser market. This is because the Company continues to receive additional regulatory approvals expanding the market in which it can sell. For example, in February 2005, the Company received CE approval, began contacting European distributors in September 2005, has begun signing its new distributor agreements during January 2006, and should see it sales from these new markets shortly hereafter.

It is the Company's accounting policy that the cost of any goods, which will not be sold within a one-year sales cycle, should be carried as long term inventory unless it is obsolete. Since the inventory is not obsolete (the core technology remains cutting edge as determined by independent outside testing and patent protected) and the Company has distributor contracts requiring it to be purchased over specific periods beyond the current sales cycle, that specific portion of the inventory is classified as a long-term asset.

2(d) - The following has been revised under Item 6: Critical
Accounting Policies, Estimates and Judgments

We follow accounting principles generally accepted in the United States ("GAAP") in preparing our financial statements. As part of this work, we must make estimates and judgments about future events. These affect the value of the assets and liabilities, contingent assets and liabilities, and revenues and expenses reported in our financial statements. We believe these estimates and judgments are reasonable and we make them in accordance with our accounting policies based on information available at the time. However, actual results could differ from our estimates and could require us to record adjustments to expenses or revenues material to our financial position and results of operations in future periods. We believe our most critical accounting policies, estimates and judgments include the following:

Revenue Recognition

Our revenue recognition policy is described in Note 1 to our Financial Statements.
We are also required to ensure that collectibility is reasonably assured before we recognize revenue. Accordingly, we evaluate our customers for credit worthiness and only recognize revenue if we believe that we have reasonable assurance that amounts will be collected within the next operating cycle. Where we are unable to assess with reasonable assurance that amounts will be collected during that period, we defer revenue recognition until the payments are received.

Accounts Receivable

At the end of each accounting period, we estimate the reserve necessary for accounts receivables that will ultimately not be collected from customers. To develop this estimate, we review all receivables and identify those accounts with problems. For these problem accounts, we estimate individual, specific reserves based on our analysis of the payment history, operations and finances of each account. Unexpected deterioration in the health of either a large customer or a national economy could lead to a material adverse impact on the collectibility of our accounts receivable and our future operating results.

Inventories

Adjustments to the carrying value of inventory for excess and obsolete items are based, in part, on our estimate of demand over the following 12 months. This estimate, though based on our historical experience and consideration of other relevant factors, such as the current economic climate, is subject to some uncertainty. Amounts charged to income for excess and obsolete inventory for the years ending December 31, 2005 and 2004 as a percentage of total revenues in 2005 and 2004 were 0.0%. To date, our estimates have been materially accurate and subject to any major changes in our business model, our operating environment or the economy, and taking consideration of the ongoing development of our technology, we do not expect either our methodology or the accuracy of our estimates to change significantly in the future.

Legal Contingencies

At the end of each accounting period, we review all outstanding legal matters. If we believe it is probable that we will incur a loss as a result of the resolution of a legal matter and we can reasonably estimate the amount of the loss, we accrue our best estimate of the potential loss. It is very difficult to predict the future results of complex legal matters. New developments in legal matters can cause changes in previous estimates and result in significant changes in loss accruals. Currently we are not aware of any pending or threatened legal actions against us that we believe could materially adversely affect our business, financial condition or results of operations. However, we could in the future be subject to litigation claims that could cause us to incur significant expenses and put our business, financial position, and results of operations at material risk.

Product Warranty Costs

At the time we recognize revenue for each unit, we also record a charge of $400 that estimates our liability for future service costs over the twelve-month warranty period. At the end of each accounting period, we review the outstanding balance and adjust the balance to match the remaining months remaining in our warranty period. To date, our estimates have been materially accurate and subject to any major changes in our business model, our operating environment or the economy, and taking consideration of the ongoing development of our technology, we do not expect either our methodology or the accuracy of our estimates to change significantly in the future.


3. Please refer to our prior comment 3. Please revise your statement of operations for the year ended December 31, 2004 to classify the reversal of vendor payables in the amount of $113,000 as a reduction from operating expenses.

RESPONSE:

The Company recorded other income for all settlements of vendor liabilities at 12/31/05 and 12/31/04 as the obligations were incurred for services prior to January 1, 2004. Therefore, there was no current year activity in those specific accounts that could have been offset by such recording. It is not an accepted accounting policy of the Company to record negative balances in expense account line items.

Below is the excerpt from the Statement of Operations:

                                          2005	   2004
                                        ------	  ------
Other income and (expenses) (note 15):
   Royalty income 			27,468     4,020
   Disgorgement income                      -    106,354
   FDA deposit repayment                    -    116,337
   Distributor deposits                     -    285,333
   Vendor settlements                  240,807   144,853
   Litigation settlement               100,000        -
   Other income                         44,486    29,179
   Interest expense                   (164,084) (294,544)
                                      --------- ---------
    Total other income, net            248,677   391,532


Consolidated Financial Statements

Consolidated Statement of Cash Flows

4. Please refer to prior comment 5. Please revise your 2004 statement of cash flows to remove the conversion of outstanding debentures and disclose either in narrative or summarized schedule as a non-cash financing activity.
Refer to guidance in paragraph 32 of SFAS 95.

RESPONSE:

In the current filing, we have omitted the "Stock issued for services" line item and reclassed combined that $60,794 with the "Decrease in Accounts Payable" line item for the 12/31/04 disclosure.


Notes to Consolidated Financial Statements

Note 1.  The Company and Summary of Significant Accounting
Policies

(g) Inventory

5. Please refer to prior comment 13 in our letter dated July 22, 2005. Please disclose in a clear and concise manner your reasons for classifying part of your inventory as a non-current asset. In light of the fact that small amounts of your inventory has been actually sold since acquired from Premier in 2000 and that past sales are not an indication of future sales, support your conclusion to classify such inventories as long-term by disclosing for an investor why the classification of inventory as long-term asset is appropriate given the lack of historical sales, sales quotas not met by distributors, lack of sales contracts for your equipment and that such equipment will not become technology obsolete.

RESPONSE:

2(c.) - The following has been revised under Note 1(g):
Inventory

Inventory, which consists primarily of laser systems parts and components purchased, is stated at the lower of cost or market. Cost is determined using the specific identification method. The Company has sold its presbyopia laser systems for prices in excess of carrying amounts and anticipates continuing to do so. It is the Company's belief that both the book value transferred and the current market value of the inventory has not undergone obsolescence as the inventory continues to meet the criteria established to perform the surgical routines that comprise its business focus and market. The financial statements do not purport to show the realizable value of the inventory or any of the Company's assets on a liquidation basis or their availability to satisfy liabilities.

The Company reports inventory as both short-term and long-term assets. The short-term component represents what is budgeted to be used during the next twelve-month sales cycle. At December 31, 2005 the short-term and long-term components were $360,000 and $4,108,653, respectively.


Note 8.  Note Payable and Convertible Debenture

6. Please revise your 2004 financial statements to classify the convertible debentures issued of $1,088,154 to Global
Emerging Markets as short-term since the debentures were in default at December 31, 2004 and you do not meet the conditions outlined in paragraphs 9-11 of SFAS 6 to classify them as long-term debt.

RESPONSE:

The note payable has been reclassed to short-term, as disclosed below:

                      LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable and
	accrued expenses          $1,475,202  $1,546,892
      Accounts payable and
        accrued expenses
        related party (note 18)    1,008,770     978,768
      Customer deposits              120,000     120,000
      Short-term debt (note 8)     1,394,129   1,608,029
      Convertible debentures
        (note 8)                      77,204      77,204
                                  ----------  ----------
        Total current liabilities  4,075,305   4,330,893

Long-term debt, less current
      maturities (note 8)                 -      174,676


Note 12.  Stockholder's Equity

7. We re-issue previous comment 24 from our letter dated July
22, 2005 in its entirety.

	24. We note that you consummated a private placement in 2003 for $500,000 that included the purchase of 1,736,111 shares of common stock. Each unit consisted of one share of restricted stock and a warrant with an exercise price of $.42. We further note that an additional 1,736,111 warrants with an exercise price of $.65 per share are currently due because of your failure to have the underlying shares registered within the agreed upon time frame. Tell us and revise to explain in detail:

a. how you have accounted for the private placement of 1,736,111 shares in 2003

b. the nature of the penalties and registration rights that are included within this agreement

c. how you have accounted for the additional warrants that you issued that are currently due

Cite the accounting literature in which you placed reliance.

RESPONSE:

The following disclosure is included in Item 8:

Item 8. Changes in and Disagreements with Accountants on
Accounting and Financial Disclosure

Effective June 10, 2004, Moore Stephens Lovelace, P.A resigned
(who performed the auditing for the Company in 2002 and 2003) and we engaged as our new principal accountant Richard L. Brown &
Company, P.A. to audit our financial statements effective
December 31, 2004.

The decision to change accountants was recommended and approved by our Board of Directors. At June 10, 2004 there were no disagreements with our former accountants on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure.

In connection with our financial statements for the year ended December 31, 2003, a disagreement exists between the former and current independent accountants pertaining to the valuation and recording of certain warrants issued by the Company in a private placement transaction that occurred during the year ended December 31, 2003.

The effect on the financial statements as recommended by the current independent accountants would treat these warrants as additional compensation thereby increasing expenses and net loss for the year ended December 31, 2003 by $275,000, which results in an increase in accumulated deficit and in additional paid-in capital of $275,000 at December 31, 2003. The estimated fair value of these warrants was calculated using the Black-Scholes pricing model. The recording of this transaction would not change total stockholders' equity.


THE TRANSACTION:

During 2003, SurgiLight issued stock and warrants to investors in a private placement. There were actually two sets of warrants issued. The first set, exercisable at $0.42 per share were issued as a "sweetener" to the investors concurrent with the issuance of their stock. These warrants were considered a cost of the offering. Offering costs are offset against the proceeds of the offering as a charge to additional paid-in capital. This is in accord with Staff Accounting Bulletin No. 103, Topic 5-A and the AICPA's Technical Practice Aids Section 4110.01. The credit side of the entry for the issuance of the warrants also goes to additional paid-in capital.

In the course of Company's negotiation with the investors, they requested registration rights. The following is per the Term
Sheet: "The Company agrees, as soon as applicable but no later than February 18, 2003 to file with the U.S. Securities and Exchange Commission, a registration statement pertaining to the Shares and the shares of common stock underlying the Warrants. The Company makes no representation of warranty about whether the SEC will ever declare such registration statement effective, or if it does declare it effective, when the effective date will be. If such registration statement does not become effective within seven (7) months of the receipt of subscription funds, the Company agrees to (i) issue to the holder of each Unit an additional warrant exercisable for five (5) years from the date of issue, entitling the holder to purchase one share of common stock at a price of $0.65 per share and (ii) register such warrants in the Company's registration statement immediately following the issuance thereof, but no less than a year from such issuance."

The Company did indeed file the registration statement prior to February 18th deadline, yet the statement was not considered effective by the SEC within the stated seven-month timeframe.

During this period, the SEC and the Company were continuing to negotiate the effectiveness of another registration statement that had been previously filed in 2002. The SEC had asked, in connection with this 2002 registration statement, that the Company amend several past filings. Current management was unwilling to do this because they were not involved in the Company during those prior periods.

For the year ended December 31, 2003, the Company accounted for the second set of warrants in the same manner as the first set, as a cost of the offering, effectively as a push.

At this time, the Company's current independent auditor disagrees with the recording of the 2nd set of warrants during 2003 and believes that the recording should have been accounted for a charge to operations. The Company agrees with the current auditor that this transaction is only material on the 2003 financial statements.

8. Please file the private placement agreement and registration rights agreement as exhibits.

RESPONSE:

The documents are attached as exhibits.


Form 10-QSB for the Quarterly Period Ended September 31, 2005

9.	Please refer to prior comment 14.  Please reflect the
litigation income as non-operating income and to classify the reversal of vendor payables as a reduction from operating expenses in your 2005 Form 10-KSB.

RESPONSE:

Below is the excerpt from the Statement of Operations:

                                          2005	   2004
                                        ------	  ------
Other income and (expenses) (note 15):
   Royalty income 			27,468     4,020
   Disgorgement income                      -    106,354
   FDA deposit repayment                    -    116,337
   Distributor deposits                     -    285,333
   Vendor settlements                  240,807   144,853
   Litigation settlement               100,000        -
   Other income                         44,486    29,179
   Interest expense                   (164,084) (294,544)
                                      --------- ---------
    Total other income, net            248,677   391,532


As noted in our prior response, the settlement of vendor liabilities were for services incurred prior to January 1, 2004.
Therefore, the settlements have not been reported as a reduction from operating expenses.


10. Please refer to prior comments 15 thru 17. Please provide us with a copy of the ethics code referenced in your response to these comments.

RESPONSE:

The following is the Company's Code of Ethics:

SURGILIGHT, INCORPORATED
CODE OF ETHICS FOR PRINCIPAL EXECUTIVE AND SENIOR
FINANCIAL OFFICERS

INTRODUCTION AND PURPOSE

This Code of Ethics for Principal Executive and Senior Financial Officers (the "Code") helps maintain the standards of business conduct of Surgilight, Incorporated (the "Company") and ensures compliance with legal requirements, specifically Section 406 of the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission (the "SEC") rules promulgated there under.

The purpose of the Code is to deter wrongdoing and promote ethical conduct. The matters covered in this Code are of the utmost importance to the Company, our stockholders and our business partners, and are essential to our ability to conduct our business in accordance with our stated values.

Nothing in this Code, in any Company policies and procedures, or in other related communications (verbal or written) creates or implies an employment contract or term of employment.

APPLICATION

The Code is applicable to the following persons (referred to collectively as "Officers"):
?	Our chief executive officer;
?	Our chief financial officer;
?	Our controller; and
?	Persons performing similar functions.

III. ETHICAL CONDUCT

It is the policy of the Company that each Officer:

Act honestly and ethically, and with integrity.

Avoid actual or apparent conflicts of interest between personal and professional relationships, including receiving improper personal benefits as a result of the Officer's position, and disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Company's General Counsel.

Perform responsibilities with a view to causing disclosure in the Company's public communications, including its periodic reports filed with the SEC, to be accurate, complete, fair and understandable.

Comply with laws of federal, state and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

Promote ethical behavior among subordinate and peers.

Use corporate assets and resources employed or entrusted in a responsible manner.

Respect and follow the Non-disclosure Agreement, Invention Disclosure and Ownership and Guidelines for
Stock Trading promulgated by the Company.

Report promptly any conduct that the Officer believes to be a violation of the Code to the Company's General
Counsel. It is against the Company's policy to retaliate in any way against an Officer for good faith reporting of violations of this Code.

IV. ACCOUNTABILITY

Actual violations of this Code, including failures to report potential violations by others, can lead to disciplinary action at the Company's discretion, up to and including termination.

V. WAIVER AND AMENDMENT

We are committed to continuously reviewing and updating our policies and procedures. Therefore, this Code is subject to modification. Any amendment or waiver of any provision of this Code must be approved in writing by the Company's Board of Directors and promptly disclosed pursuant to applicable laws and regulations.

VI. DISCLOSURE

In accordance with the requirements of federal law and SEC rules and regulations, we are required to immediately disclose to the public any change in, or waiver of, any provision of the Code.

VII. ACKNOWLEDGMENT OF RECEIPT OF CODE OF ETHICS

I have received and read the Company's Code of Ethics for Principal Executive and Senior Financial Officers (the "Code"). I understand the standards and policies contained in the Code and understand that there may be additional policies or laws specific to my job. I further agree to comply with the Code.

If I have questions concerning the meaning or application of the Code, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult the legal counsel, knowing that my questions or reports to these sources will be maintained in confidence.

Officer Name		__________________________

Signature		__________________________

Date			__________________________


11.	Please confirm, if true, that you have had no contacts with
Iran other than that described in your response to our prior comments 15 thru 17, and that you currently anticipate no other contacts with Iran.

RESPONSE:

To the best of our knowledge, there has been no additional contact by or with Iran by anyone at SurgiLight, nor are any additional contacts anticipated.

12.	Please advise us in writing whether, to your knowledge, the
scanner described in your response to our prior comments 15 thru 17, or any of its component parts, have military application. If you have sold or delivered any other items into Iran, directly or indirectly, provide the same information with respect to all such items.

RESPONSE:

To the best of our knowledge, the ophthalmic laser, nor any of its component parts, have no military application.